EXHIBIT 99.1

Almaden Updates Stakeholders on Permitting Progress for the Ixtaca Project, Mexico

VANCOUVER, British Columbia, Sept. 10, 2019 (GLOBE NEWSWIRE) --  Almaden Minerals Ltd. (“Almaden" or the "Company"; TSX: AMM; NYSE American: AAU) is pleased to be able to provide an update on its progress and milestones achieved towards building a modern precious metals mine in Mexico. Almaden is committed to international environmental and social standards and best available technologies. We believe Ixtaca will, long after final closure, make meaningful and enduring positive contributions to surrounding communities and beyond. In December 2018 Almaden announced results of a Feasibility Study (“FS”; see news release dated December 11th, 2018) and based on this study submitted its environmental impact statement for mining operation (MIA in Mexico) in early 2019. As part of the MIA process a public consultation meeting has been conducted locally by Mexican authorities and was well attended and peaceful. In addition, the Company has recently submitted answers to formal questions posed by the environmental authority, SEMARNAT, as part of the standard MIA review process.

We wish here to update and remind stakeholders of the unique aspects which distinguish Ixtaca as a showcase of modern resource development. Key summary points which are expanded below include:

  The limestone “waste” rock and flotation tailings are neutralising and have low potential for metal leaching. As reported in the FS, testing shows both products can have commercial uses such as aggregate and cement feed;
  The mine plan has a dry stack filtered tailings facility, and co disposal with waste rock with no tailings dam, eliminating the risk of a tailings dam failure;
  The mine plan includes a fresh water storage dam for mine and community use, enhancing community access to a fresh water reservoir beyond closure;
  The Company has received a letter from the Mexican archaeology authority (INAH) clearing the area for development;
  The Company has received a letter from the environmental enforcement agency (PROFEPA) confirming that the Company’s exploration program has been conducted in accordance with the environmental code;
  The surface ownership over the mine development area is privately owned and the property acquired by the Company in this area has been by voluntary agreements;
  The Company commissioned and has received an independent Social Impact Assessment (EVIS in Mexico) by a recognised expert consultancy to provide social, ethnology and economic mapping and to help develop a Social Investment Plan with local communities for the life of the mine;
  The Company has received a letter from the authority responsible for indigenous affairs (formerly the CDI now the INPI) confirming that no indigenous communities are located in the mine impact area;
  Local community members have publicly expressed their support of the project. Recently over 800 people signed a declaration of support for the project which they delivered to the environmental authorities, and a Memorandum of Understanding has been signed with local water users. The Municipality has included mining as one of its accepted investment and development activities;
  The project would employ over 400 people during an 11-year mine life and would also provide updated infrastructure to a highly marginalised region;
  Based on the FS, an initial investment of US$174 Million is required to generate an after-tax internal rate of return of 42% and net present value of US$310 million, using a discount rate of 5% and precious metals prices of US$1,275/oz gold and US$17.00/oz silver.

Project Background, Milestones and Achievements:

  General Location and Access: the proposed mine is located in the Municipality of Ixtacamaxtitlán, Puebla, about 30 kilometres from a large industrial park with significant manufacturing investment, with paved road access to the area of the proposed mine. Further away, about a two-hour drive, are large Volkswagen and Audi plants. Despite these investments, Ixtacamaxtitlán is a highly marginalised municipality with a lack of employment opportunities. The Municipality has added mining to its formal list of accepted business activities;
  Geography and Geology: The project is located between 2,300 to 2,800 metres above sea level in a dry area with a distinct rainy season. There are no parks, reserves or zones restricted to development in the area, for which the regional ecological designation mentions and allows mining as an accepted activity for human development.  The gold and silver occur in quartz veins with low amounts of accompanying sulphides and the rock in which these veins occur is largely made up of limestone, a rock type with high buffering capacity from which lime is produced;
  Stakeholder Engagement and Transparency: The Company taken an open approach to informed consent in the form of 46 community dialogue and technical sessions held locally with access to outside experts and opportunities to tour active mines for around 500 local stakeholders to see the realities of modern mining head on. The Company has had over 20,000 recorded interactions and has visited 35 communities with a mobile information module while holding nine large information meeting attended by over 4,100 people since 2012. The Company has invited outside observers to the Ixtaca project and its community engagement events. Outside groups that have come to Ixtaca include members of the media individually and for open media events, members of the Municipal, State and Federal governments of Mexico, representatives of the Federal government of Canada, outside third party social and environmental due diligence teams and various non-governmental organisations. For more detailed information please review our 2019 Report on Corporate Social Responsibility, and the Company’s press release of March 19, 2019;
  Mining Tailings and Waste: Extensive geochemical studies have evaluated the potential for acid rock drainage and metal leaching from the waste rock and tailings using globally accepted standardised methods of laboratory testing and in compliance with Mexican regulations. Most of the waste rock at Ixtaca is limestone, and the studies of both waste rock and tailings have consistently shown that there is more than enough buffering potential present in the waste rock to neutralise any acid generated. Testing to date also indicates low potential for metal leaching. In consideration of these findings, the preferences expressed by local communities, and the hydrologic conditions at Ixtaca, Almaden and its consultants reviewed Best Available Technology and Best Applicable Practice in the design and planning of tailings management as well as the recommendations of the 2017 United Nations Environment Programme report, Mine Tailings Storage: Safety is No Accident. This resulted in selecting a dry-stack tailings facility which eliminates the risk of a tailings dam failure and would co-dispose waste with filtered tailings resulting in a mine plan that uses less water than traditional facilities, allows for better dust control, and is more stable and reduces the potential of environmental impacts to groundwater. The use of dry-stack tailings will also allow more effective and earlier rehabilitation of the tailing and waste disposal areas;
  Water: The Ixtaca mine plan includes a water storage dam for mine and community use that would be handed over to authorities at mine closure. Since 2014 Almaden with independent engineering oversight has maintained a detailed water monitoring program in the Ixtaca project area to measure the pre-mining water quality conditions and to establish a baseline against which potential future impacts to surface water and groundwater from mining activity can be evaluated. The program includes 8 groundwater monitoring wells and 12 surface water monitoring stations. Rainfall in the Ixtaca vicinity falls primarily during a relatively short rainy season. With no local water storage facilities, the flash flows of water are currently lost to the local communities. The planned water storage dam provides a permanent and consistent long-term supply of water for residents. This plan evolved through the open dialogue between the Company and residents over the past number of years and was a focus of detailed independent engineering studies in the FS;
  Independent Social, Demography and Community Study: In 2017 Almaden arranged for an independent third-party social impact assessment (“EVIS” in Mexico) of the area surrounding the Ixtaca Project. The purpose of this social mapping was to better understand the cultural, economic and social priorities of the people living in the area of impact of the project, to assess the potential positive and negative consequences of project development and to assist in the development of mitigation measures and the formation of a Social Investment Plan (“SIP”). The SIP has been focussed on the development of sustainable community based small business investment opportunities. The EVIS identified twelve communities which collectively comprise about 2,000 people within the area of impact of the Ixtaca project. These communities are located outside the immediate area of the Ixtaca mine development, so none of them need to be relocated;
  Indigenous Communities: While indigenous consultation is the responsibility of the government under the UN Instrument ILO 169, the Company has made significant effort to understand the demography of the communities in the area of impact so as to conduct its own consultation in a culturally appropriate and respectful manner. Publicly accessible government data resulting from 2010 census records indicate that although Ixtacamaxtitlán is a municipality with “indigenous presence”, there are no indigenous communities in the municipality. In order to ensure that it is consulting in a culturally appropriate manner with people in the area of impact of the project, the Company contracted the EVIS which included a fully documented and confidential professional sociological process in the area of impact, including the right to self-identify, which confirmed the more regional finding of the government census that no indigenous communities exist in the area of impact. This data was submitted to the government authorities. The federal authority responsible for indigenous affairs (INPI, formally the CDI) provided a confirmation in September, 2018 that there are no indigenous communities in the area of proposed impact;
  Archaeological Compliance and Respect for the Cultural Heritage of Mexico: Almaden respects the cultural heritage of Mexico and its preservation for future generations. In March 29, 2017, Almaden requested that the Mexican authority in charge of cultural heritage, INAH, investigate the impact area in order to identify cultural artefacts and ensure that any found are cared for. INAH conducted a nine-month survey and has provided the Company a clearance for the mining operation on October 18, 2018;
  Community Expressions of Interest: Recently over 800 community members signed a declaration in support of the Ixtaca development and submitted this declaration to the offices of SEMARNAT. This document also included a repudiation of certain organisations that purport to represent community interests. The Company has also recently signed a memorandum of understanding with an official community water authority in the impact area for the development of community water facilities as part of the mining operation;
  Environmental Record: The Company has requested and received a letter from PROFEPA, the environmental enforcement agency, affirming that no fines have been laid and the Company’s exploration activities have complied with environmental regulations. The Company has supported a large tree planting effort in the region and outside of any rehabilitation requirement, as part of an environmental stewardship program with local communities and has supported a female managed PET recycling program;
  Economic and Employment Possibilities: Based on the FS, an initial investment of US$174 Million is required to employ over 400 people, and will generate an after-tax internal rate of return of 42% and net present value of US$310 million, using a discount rate of 5% and precious metals prices of US$1,275/oz gold and US$17.00/oz silver. THE FS showed that during operation, Ixtaca would generate approximately US$130 million in Federal taxes, US$50 million in State taxes, and US$30 million in Municipal taxes. These figures demonstrate that the Ixtaca deposit can be an economically robust project that could provide the basis for further growth and investment in the area;
  Circular Economy: The Company is committed to reducing and re-using, where possible, waste products at Ixtaca. As previously reported, a key waste product from Ixtaca will be limestone, which preliminary tests of rock waste and tailings have shown is suitable for many types of concrete use and other applications such as shotcrete, subgrade, asphalt aggregate or railroad ballast with little effort and processing. In particular, concrete produced with Ixtaca limestone performed very well in initial test work. Ixtaca is located in the growing industrial state of Puebla, and Almaden is excited to explore the potential of Ixtaca’s “waste” products;
  Legal Challenges involving the Ixtaca Project: Certain organisations have supported legal challenges against the Government of Mexico using the Company’s mineral claims and past exploration permits as a basis for the challenges. One of these challenges has concluded and the other remains in court:
    Environmental Lawsuit: This lawsuit, now concluded, has been fully dismissed and was not appealed by the complainants. This lawsuit against the environmental authorities (SEMARNAT) in Puebla State contended that SEMARNAT should not have issued exploration drilling permits. The Company was never issued a cease work order and always had full access to the property. As part of the court case an environmental expert witness was sent to Ixtaca to review the actual surface impact of the exploration program and concluded that the work was conducted in compliance with the law;
    Mineral Title Lawsuit: This lawsuit against the Government of Mexico (see Almaden news release of April 15th, 2019) contends that the issuance of Almaden’s original mineral titles, which were issued in the same manner as all existing mineral titles in Mexico, violates human rights and did not respect Mexico’s commitment to United Nations Instrument ILO 169 (“ILO169”). This ruling of the Lower Court has now been appealed by the Mexican Congress, Senate, Secretary of Economy and Mining authorities. The complainant in this lawsuit is a community of about 150 people which is located well outside of the Ixtaca project impact area and the Company’s current mineral claims. The Company has never explored in the area of this community. The Company filed to abandon its mineral concessions in the area of this community in 2015, and they were formally cancelled in 2017.

Summary and Statement of Company’s Objectives

In the recent United Nations Environment Assembly of the United Nations Environment Programme on Mineral Resource Governance in March 2019 it was expressed in article 5. that it “Encourages governments, businesses, non-governmental organisations, academia and international institutions, within their different competencies, to promote “Awareness of how the extractive industries can contribute to the sustainable development of countries and the wellbeing of their populations, as well as of the possible negative impacts on human health and the environment when these activities are improperly managed”.

Almaden hereby acknowledges this statement in full. We have taken into consideration best practices including ILO 169, the reports “Mineral Resource Governance in the 21st Century: Gearing extractive industries towards sustainable development (IRP 2019) and “Mine Tailings Storage: Safety is No Accident” (UNEP–GRID ARENDAL, 2017) and have incorporated the observations and recommendations therein into our efforts as a company despite our small size.

Almaden and its affiliates are among the few companies that are engaged in the discovery of new resources and we believe that resource development is integral to human well-being. We humbly submit our view that in the context of sustainability, metals are unique. While they may be extracted from one place and used another, they are never consumed. Rather they can be recycled again and again by future generations into new and sometimes more enlightened uses to serve as yet unknown needs. Indeed, human progress has always been measured by the earth products we use from the stone age through to our special metal age of today. Mining is not an activity that depends on a particular political organisational structure. Furthermore, as stated in UNEP-GRID ARENDAL 2017, “Developing the green technologies needed to achieve the 2030 Sustainable Development Goals means the demand for large quantities of minerals and metals will continue to grow for the foreseeable future. Safer, cleaner and less wasteful extraction and production is paramount to ensuring resource availability, but also community well-being and ecosystem resilience.”

The Ixtaca deposit has excellent geology and geography with buffering limestone host rocks that allow for the utilisation of dry-stack filtered tailing co-mingled with waste rock. At the same time studies show that our unused rock and tailing products have the potential to be of use to society and can enhance the circularity of the potential mine economy.

We are very grateful to the constructive feedback we have received from local stakeholders, independent consultants and engineers, civil society organisations and individuals further afield that have improved the Ixtaca project over the past number of years. Our stakeholder engagement has focussed not only on supporters but has opened its doors to those known to have concerns. Our monthly technical sessions are open to all, have provided a safe environment for discussion and have made available experts in all aspects of the mining process. Our sponsorship of trips to operating mines elsewhere in Mexico have provided nearly 500 local stakeholders first-hand experience of the realities of mining.

Nevertheless, we recognise that some people and organisations do not share our vision of the importance and value of mining. To these people we wish to state that we accept and respect their opinions as different from ours. To all stakeholders we pledge our commitment to build as beneficial and low negative impact a mine that we possibly can.

John A. Thomas, P. Eng., VP Project Development of Almaden, and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed and approved the scientific and technical contents of this news release. For further information on the Ixtaca Project, see the Technical Report entitled “Ixtaca Gold-Silver Project, Puebla State, Mexico, NI 43-101 Technical Report on the Feasibility Study”, with an effective date of January 24, 2019, which is available on SEDAR.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Forward Looking Statements

Neither the Toronto Stock Exchange (TSX) nor the NYSE American have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are “forward-looking information” or “forward-looking statements” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; success of exploration, development and environmental protection and remediation activities; the Company’s belief that Ixtaca will, long after final closure, make meaningful and enduring positive contributions to surrounding communities and beyond, disclosure regarding the Company’s expectation that the project would employ over 400 people over an 11-year mine life and would also provide updated infrastructure to the region, disclosure regarding the impact of the proposed dry-stack tailing facilities, the Company’s belief that the Ixtaca deposit can be an economically robust project that could provide the basis for further investment in the area, disclosure regarding the outcome of legal actions, disclosure regarding the Ixtaca project permitting process, and is based on assumptions about future economic conditions and courses of action; the timing and costs of future activities on the Company’s properties, including but not limited to development and operating costs in the event that a production decision is made; success of exploration, development and environmental protection and remediation activities; permitting time lines and requirements; requirements for additional capital; the potential effect of proposed notices of environmental conditions relating to mineral claims; planned exploration and development of properties and the results thereof; planned expenditures and budgets and the execution thereof. In certain cases, in preparing the Forward-Looking Information in this news release, the Company has applied several material assumptions, including, but not limited to, that the Government of Mexico will continue to take the same positions with respect to mineral tenure in any appeal as it did before the lower court, any additional financing needed will be available on reasonable terms; the exchange rates for the U.S., Canadian, and Mexican currencies will be consistent with the Company’s expectations; the taxation policies which will apply to the Ixtaca Project will be consistent with the Company’s expectations, that the current exploration, development, environmental and other objectives concerning the Ixtaca Project can be achieved and that its other corporate activities will proceed as expected; that the current price and demand for gold and silver will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner, that third party contractors and equipment, including the Rock Creek mill, will be available and operate as anticipated, and that all necessary governmental approvals for the planned exploration, development and environmental protection activities on the Ixtaca Project will be obtained in a timely manner and on acceptable terms; the continuity of the price of gold and silver, economic and political conditions and operations. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, risks related to the availability of financing on commercially reasonable terms and the expected use of proceeds; operations and contractual obligations; changes in exploration programs based upon results of exploration; changes in estimated mineral reserves or mineral resources; future prices of metals; availability of third party contractors; availability of equipment; failure of equipment to operate as anticipated; failure of the Rock Creek Mill to arrive on site or operate as expected; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry; environmental risks, including environmental matters under Mexican rules and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; delays in obtaining governmental approvals or financing; fluctuations in mineral prices; the Company’s dependence on one mineral project; the nature of mineral exploration and mining and the uncertain commercial viability of certain mineral deposits; the Company’s lack of operating revenues; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; currency fluctuations; changes in environmental laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; risks related to dependence on key personnel; estimates used in financial statements proving to be incorrect; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/